EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended September 30,
	2005	2006	2007	2008	2009
Income (loss) before income taxes	$220,515	$(59,570)	$(124,718)	$316,444	$409,720
Income from non-consolidated subsidiaries	(469)	(2,219)	(2,786)	(4,187)	(1,406)
Minority interest	(70)	(90)	1	-	-
Amortization of capitalized interest	52	45	62	287	726
Distributed income of equity investees	-	-	1,215	2,110	2,330
Fixed charges	68,169	66,250	65,515	76,466	70,268
Interest capitalized	-	-	(875)	(2,024)	(1,052)

Earnings available for fixed charges	288,197	4,416	(61,586)	389,096	480,586

Fixed Charges:
Interest expensed and capitalized	23,086	23,266	19,513	24,282	35,679
Portion of rent expense representing interest	38,628	37,789	42,082	52,184	34,589
Amortized discount related to unsecured convertible senior term notes	6,455	5,195	3,920	-	-

Total fixed charges	68,169	66,250	65,515	76,466	70,268

Ratio of Earnings to Fixed Charges (1)	4.2	0.1	(0.9)	5.1	6.8

Deficiency (2) (3)	$-	$61,834	$127,101	$-	$-

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” are defined as (a) income before income taxes, (income) loss from equity investees and minority interest plus (b) amortization of capitalized interest and (c) fixed charges, minus interest capitalized. “Fixed charges” consists of interest expensed and capitalized plus the portion of rental expense considered to be a reasonable approximation of interest plus the amortization of the discount related to unsecured convertible senior term notes.
(2)	During the year ended September 30, 2007, the Company recorded non-cash charges of $329 million related to impairment of goodwill, intangible assets, and contract loss provisions; a pre-tax severance charge of $32 million resulting from ongoing productivity initiatives across the business; a pre-tax charge of $29 million related to the review of our real estate portfolio; a pre-tax charge of $15 million related to the anticipated restructuring of an HR BPO contract; and a pre-tax charge of $5 million resulting from the second-quarter resolution of a legal dispute with a vendor.
(3)	During the year ended September 30, 2006, the Company recorded non-cash charges of $264 million related to its HR BPO business.